UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Cafe X Technologies, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

May 20, 2014

Physical Address of Issuer:

245 East Harris Avenue, South San Francisco, CA 94080, United States

Website of Issuer:

https://getcafex.com

Current Number of Employees:

6

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$4,797,677	$1,248,531
Cash & Cash Equivalents	$154,152	$306,300
Accounts Receivable	$45,036	$0
Current Liabilities	$572,206	$1,736,852
Long-term Debt	$3,952,226	$3,137,807
Revenues/Sales	$1,854,499	$271,794
Cost of Goods Sold	$1,185,651	$125,528
Taxes Paid	$0	$0
Net Income/(Net Loss)	$71,160	$(1,462,759)

Table of Contents

May 1, 2023

Cafe X Technologies, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Cafe X Technologies, Inc. ("**Cafe X,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://getcafex.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Henry Hu
_____
(Signature)

Henry Hu
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Henry Hu
_____
(Signature)

Henry Hu
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

/s/Jason Calacanis
_____
(Signature)

Jason Calacanis
_____
(Name)

Director
_____
(Title)

May 1, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 1, 2023

Cafe X Technologies, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

Cafe X Technologies, Inc. designs, manufactures, and operates the fastest and most advanced fully automated system for serving specialty coffee, beverages and snacks.

The Company conducts business in California and sells products and services through the internet and throughout the United States and internationally.

The Company is the sole owner of a Hong Kong subsidiary known as Cafe X Technologies Limited, which was incorporated on September 16, 2014. This subsidiary has one employee and is used primarily for research and development purposes.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our inability to secure, maintain and increase our presence in retail locations could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include offering our products in retail locations where demand for our products is high, such as in airports or locations offering 24-hour access. The success of our business is largely dependent on sourcing high traffic locations and the development of strong relationships with retail landlords. If we are unable to place our product in such desirable locations, secure locations that do not attract such high volume consumer traffic or if we were to lose any of our current locations, this could have a significant negative impact on our revenue.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities, such as coffee, have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, may occur due to changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Cafe X Technologies, Inc. designs, manufactures, and operates the fastest and most advanced fully automated system for serving specialty coffee, beverages and snacks.

The Company conducts business in California and sells products and services through the internet and throughout the United States and internationally.

The Company is the sole owner of a Hong Kong subsidiary known as Cafe X Technologies Limited, which was incorporated on September 16, 2014. This subsidiary has one employee and is used primarily for research and development purposes.

Business Plan

Cafe X Technologies, Inc. designs, manufactures and operates the fastest and most advanced fully automated system for serving specialty coffee, other beverages and snacks. The Company operates Robotic Coffee Bars in San Francisco International Airport and also offers a B2B solution with customers that include Fortune 20-500 companies and independent cafe operators. Cafe X is backed by top Silicon Valley venture capital firms which includes Craft Ventures, Khosla Ventures, Felicis Ventures and Social Capital, among others.

The Company plans to significantly expand its business by building additional machines for B2B customers. Any capital we raise in the future will empower us to expand our product development and increase our product inventory and sales and marketing efforts as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Company Operated Robotic Coffee Bars	Fully automated kiosks serving coffee, snacks and other beverages	Direct-to-Consumer (wherever the current supply of specialty coffee options exceeds demand ie. long lines at airports, locations where extended/24 hr operation is needed)
Robotic Coffee Bar B2B Sales	White labeled hardware and software for businesses	Companies that want to offer reliable and consistent high quality coffee, beverages and snacks to employees and guests. Food service operators facing labor challenges. Businesses that want to operate a highly efficient and profitable coffee program.

Competition

Prior to COVID, our main competitors were Briggo, a Texas based company, and Truebird, a New York based company. However, both companies ceased operations during COVID. Currently, there are no other companies existing in the marketplace offering a robotic coffee serving system that has proven itself to operate reliably in a high-demand environment and to generate class-leading revenue.

Customer Base

Our B2C customers are airport travelers and airport employees. Our B2B customers are approximately 50% Fortune 20-500 companies, and 50% small business owners/cafe/restaurant operators.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5,735,404	"CAFE X"	Standard Character Mark	September 28, 2016	April 23, 2019	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is currently involved in one pending lawsuit as of the date of this Form C.

An action was filed against the Company by a former landlord in February 2022 in the Superior Court for the State of California, County of San Francisco, alleging breach of contract and a claim for damages for failure to pay certain amounts owed under a lease agreement. The plaintiff is seeking to recover approximately $150,000 plus interest. The case is still in its early stages and the Company believes it has valid legal defenses. The parties are in discussions to resolve the matter, however, there is no guarantee that a settlement will be reached.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Henry Hu	CEO, Founder and Director	CEO and Founder of Cafe X Technologies, Inc., 2014 – Present Responsible for sales, operations, and general CEO responsibilities	Attended Babson College, 2012 - 2014
Jason Calacanis	Director	Director of Cafe X Technologies, Inc., 2017 - Present Responsible for board oversight and strategic guidance General Partner of the Launch Fund, 2013 - Present Responsible for selecting and supporting seed-stage tech startups. Host of This Week in Startups, 2009 – Present Responsible for a weekly show with the latest news related to new technology startups, often featuring the founders of various internet companies.	Fordham University, B.A., Psychology, 1993

Biographical Information

Henry Hu: Henry is the Founder and CEO of the Company. After receiving a Thiel Fellowship in 2016, Henry dropped out of college to build the Company full-time. The mission of the Company is to increase productivity in the service industry through automated technology. Beyond serving premium coffee, Henry believes many other aspects of the foodservice industry can be redesigned and improved with the help of modern technology. The Company is backed by some of the top investors in Silicon Valley. Henry is a Forbes 30 Under 30 member and Business Insider 30 and under tech industry rising star.

Jason Calacanis: Jason is a Director of the Company. He is a technology entrepreneur, angel investor, and the host of the popular podcasts This Week in Startups and Angel. As a "scout" for top Silicon Valley venture capital firm Sequoia Capital and later as an angel investor, Jason has invested in 300+ early-stage startups including 6 "unicorns" (billion-dollar valuations). His book "Angel: How to Invest in Technology Startups: Timeless Advice from an Angel Investor Who Turned $100,000 into $100,000,000" was published by Harper Collins in 2017. He lives in San Francisco, California.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of (i) 83,608,650 shares of common stock, par value $0.001 per share (the "**Common Stock**"), of which 36,608,650 shares shall be designated Class A common stock, par value $0.001 (the "**Class A Common Stock**"), and 47,000,000 shares shall be designated Class B common stock, par value $0.001 (the "**Class B Common Stock**"), and (ii) 28,133,588 shares of preferred stock, par value $0.001 per share (the "**Preferred Stock**"), of which 8,833,588 shares shall be designated Series Seed preferred stock, par value $0.001 (the "**Series Seed Preferred Stock**"), and 19,300,000 shares shall be designated Series A preferred stock, par value $0.001, formerly known as Series Seed-1 preferred stock (the "**Series A Preferred Stock**"). Additionally, the Company has established the 2016 Equity Incentive Plan for which 6,791,342 shares are authorized for issuance thereunder.

As of the filing of this Form C-AR, (a) 8,004,327 shares of Class A Common Stock, (b) 1,565,349 shares of Class B Common Stock, (c) 8,833,588 shares of Series Seed Preferred Stock, and (d) 19,084,638 shares of Series A Preferred Stock are issued and outstanding. Additionally, the Company has 4,191,942 options to purchase Common Stock issued and outstanding and an additional 2,324,128 options available for issuance under the 2016 Equity Incentive Plan. Lastly, the Company has 105,300 warrants to purchase Class A Common Stock outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock*
Amount Outstanding	8,004,327
Par Value Per Share	$0.001
Voting Rights	10 votes per share**
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Common Stock holders have a right to two (2) directors on the Board of Directors
**Votes as a class with the Class B Common Stock

Type	Class B Common Stock
Amount Outstanding	1,565,349
Par Value Per Share	$0.001
Voting Rights	1 vote per share*
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Votes as a class with the Class A Common Stock

Type	Series Seed Preferred Stock
Amount Outstanding	8,833,588
Par Value Per Share	$0.001
Voting Rights	10 votes for each share of Class A Common Stock such Series Seed Preferred Stock is converted into
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $0.4834 per share; (b) Right to receive non-cumulative dividends on any dividends paid on the Common Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Class A Common Stock; (d) Right to convert into Common Stock at any time at $0.4633 per share; (e) Automatic conversion into Common Stock upon $50 million in gross proceeds raised by the Company in a public offering; (f) So long as at least 203,642 shares of Series Seed Preferred Stock remain outstanding, the Series Seed Preferred Stock shall have a right to one director on the Board of Directors; and (g) Protective provisions so long as 5,630,932 shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Type	Series A Preferred Stock
Amount Outstanding	19,084,638
Par Value Per Share	$0.001
Voting Rights	10 votes for each share of Class A Common Stock such Series A Preferred Stock is converted into
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price shall mean $0.6296 per share; (b) Right to receive non-cumulative dividends on any dividends paid on the Common Stock; (c) Liquidation Preference equal to greater of Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Class A Common Stock; (d) Right to convert into Common Stock at any time at Original Issue Price per share; (e) Automatic conversion into Common Stock upon $50 million in gross proceeds raised by the Company in a public offering; (f) So long as at least 244,827 shares of Series Seed Preferred Stock remain outstanding, the Series Seed Preferred Stock shall have a right to one director on the Board of Directors; and (g) Protective provisions so long as 5,630,932 shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock which may dilute the Security.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	4,191,942
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Class A Common Warrants
Shares Issuable Upon Exercise	105,300
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$2,014,021
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$327,706*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

** Estimated figure subject to receipt of investor documentation and Company acceptance. Includes $6,425 in Crowd SAFEs to be issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	SVB Loan
Amount Outstanding	$88,241
Interest Rate and Amortization Schedule	0%
Description of Collateral	Secured
Maturity Date	None

*Loan was paid off and this is a deferral fee still outstanding and due at 0% interest.

Type	SBA PPP Loan*
Amount Outstanding	$200,861**
Interest Rate and Amortization Schedule	1 % per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	June 18, 2025

*In October 2022, the Company received partial forgiveness of this loan in the amount of $237,129.
**Amount outstanding includes $6,336 in accrued interest

Type	SBA PPP Loan*
Amount Outstanding	$291,754**
Interest Rate and Amortization Schedule	1 % per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	February 3, 2026

*In November 2022, the Company received partial forgiveness on this loan in the amount of $312,741.
**Amount outstanding includes $5,638 in accrued interest

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$2,014,021	17	Product Development and General Working Capital	January 21, 2020; February 6, 2020; February 24, 2020; February 25, 2020; March 25, 2020; March 31, 2020; April 1, 2021; April 18, 2021; May 7, 2021; October 14, 2021; October 19, 2021; October 20, 2021; October 22, 2021	Section 4(a)(2)
Option to Purchase Common Stock	$0	2,214,054	N/A	February 19, 2020; April 1, 2021	Rule 701
Crowd SAFE (Simple Agreement for Future Equity)	$327,706*	399	Product Development and General Working Capital	April 29, 2023	Reg. CF

* Estimated figure subject to receipt of investor documentation and Company acceptance. Includes $6,425 in Crowd SAFEs to be issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Henry Hu	4,660,066 shares of Class A Common Stock* 317,662 shares of Series A Preferred Stock	42.66%

*Each share of Class A Common Stock represents 10 votes per share.

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of approximately $44,225 in cash and cash equivalents, leaving the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2023, the Company completed an offering pursuant to Regulation CF and raised approximately $321,281.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 1, 2023

Cafe X Technologies, Inc.



Cafe X Technologies Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10110 SVB Checking	149,319.03
10120 Brex Cash	31.88
10150 Clearing	
10151 Payroc	1,383.06
10152 Stripe	3,418.05
Total 10150 Clearing	**4,801.11**
Total Bank Accounts	**$154,152.02**
Accounts Receivable	
12000 Accounts Receivable	45,036.44
Total Accounts Receivable	**$45,036.44**
Other Current Assets	
13000 Inventory	0.00
13200 Completed Machine	0.00
13900 Machine Under Construction (CIP)	287,779.81
Total 13000 Inventory	**287,779.81**
15000 Prepaid Expenses	
15100 Prepaid Insurance	0.00
15200 Prepaid SW Licenses	22,445.14
15500 Prepaid Others	6,903.67
Total 15000 Prepaid Expenses	**29,348.81**
18000 Non-Current Assets	
18100 Deposits	10,750.00
18200 Lease Right to Use Asset	0.00
18300 Stripe Note Financing	2,556.42
Total 18000 Non-Current Assets	**13,306.42**
Total Other Current Assets	**$330,435.04**
Total Current Assets	**$529,623.50**
Fixed Assets	
16000 Fixed Asset	
16110 Company Owned Machines	297,508.38
16120 Furniture & Fixtures	9,838.03
16130 Computer and Office Equipment	109,867.62
16140 Leasehold Improvements	0.00
Total 16000 Fixed Asset	**417,214.03**

	TOTAL
16200 Accumulated Depreciation	
16210 A/D - Company Owned Machines	-57,648.08
16220 A/D - Furniture & Fixtures	-6,789.77
16230 A/D - Computer and Office Equipment	-92,908.12
16240 A/D - Leasehold Improvements	0.00
Total 16200 Accumulated Depreciation	**-157,345.97**
Total Fixed Assets	**$259,868.06**
Other Assets	
19000 Intercompany Assets	
19100 Intercompany Receivable HK	3,313,025.00
19500 Investment in Sub - HK	695,161.29
Total 19000 Intercompany Assets	**4,008,186.29**
Total Other Assets	**$4,008,186.29**
TOTAL ASSETS	**$4,797,677.85**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20100 Accounts Payable	368,188.59
Total Accounts Payable	**$368,188.59**
Credit Cards	
21400 Brex Credit Card 6189	6,084.71
Total Credit Cards	**$6,084.71**
Other Current Liabilities	
22000 Accrued Liabilities	
22110 Payroll Clearing	0.00
22120 Accrued Payroll Tax	11,524.19
22130 Accrued 401K	148.19
22600 Sales Tax Payable	0.00
22605 California Department of Tax and Fee Administration Payable	0.00
22616 Kansas Department of Revenue Payable	0.00
22635 Ohio Department of Taxation Payable	17,894.10
22643 Texas State Comptroller Payable	0.00
22690 Out Of Scope Agency Payable	0.00

Cafe X Technologies Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total 22600 Sales Tax Payable	**17,894.10**
22700 Accrued Interest Expense	0.00
22990 Other Accrued Liabilities	80,125.23
Total 22000 Accrued Liabilities	**109,691.71**
23000 Other Current Liabilities	
23200 Notes Payable - ST	
23210 SVB - ST	88,241.76
Total 23200 Notes Payable - ST	**88,241.76**
Total 23000 Other Current Liabilities	**88,241.76**
Total Other Current Liabilities	**$197,933.47**
Total Current Liabilities	**$572,206.77**
Long-Term Liabilities	
24000 Deferred Revenue	
24100 Machine Deposits	828,746.08
24200 Support Services	10,000.00
Total 24000 Deferred Revenue	**838,746.08**
25000 Non-Current Liabilities	
25100 Lease Liability - LT	0.00
25200 Notes Payable - LT	
25210 SVB - LT	0.00
25220 Capital Lease - LT	335,274.87
25230 PPP Loan	723,227.43
25240 Stripe Note	30,957.33
25290 Other Notes - LT	0.00
Total 25200 Notes Payable - LT	**1,089,459.63**
25300 SAFE - LT	2,024,020.64
Total 25000 Non-Current Liabilities	**3,113,480.27**
Total Long-Term Liabilities	**$3,952,226.35**
Total Liabilities	**$4,524,433.12**
Equity	
31000 Common Stock	0.00
31100 Common Stock - Par Value	9,569.68
31200 Additional Paid In Capital/(Discount)	310,742.54
Total 31000 Common Stock	**320,312.22**

Cafe X Technologies Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
33000 Preferred Stock	
33100 Preferred Stock - Seed Series - Summary	0.00
33110 Preferred Stock - Seed Series Par Value	8,833.59
33150 Preferred Stock - Seed Series - Issuance Costs	-73,336.97
Total 33100 Preferred Stock - Seed Series - Summary	**-64,503.38**
33200 Preferred Stock - Seed Series-1 & A	
33210 Preferred Stock - Seed Series-1 & A Par Value	19,537.31
33250 Preferred Stock - Seed Series-1 & A - Issuance Costs	-222,800.00
Total 33200 Preferred Stock - Seed Series-1 & A	**-203,262.69**
33400 Additional Paid In Capital/(Discount)	15,997,480.57
Total 33000 Preferred Stock	**15,729,714.50**
39100 Opening Balance Equity	-5,165.03
39999 Retained Earnings	-15,842,777.92
Net Income	71,160.96
Total Equity	**$273,244.73**
TOTAL LIABILITIES AND EQUITY	**$4,797,677.85**


Cafe X Technologies Inc.

Profit and Loss

January - December 2022


	TOTAL
Income	
41100 Vending Sales	730,338.70
41120 Vending Refunds	-9,325.13
Total 41100 Vending Sales	**721,013.57**
42100 Machine Sales	1,073,204.08
42200 Machine Shipping Income	39,209.00
42300 Machine Installation Revenue	2,536.44
Total 42100 Machine Sales	**1,114,949.52**
43100 Machine Add Ons	0.00
43101 Parts & Accessories	3,800.00
43102 Consumables	736.57
Total 43100 Machine Add Ons	**4,536.57**
45100 Software & Support Revenue	14,000.00
B2B Sales (deleted)	0.00
Total Income	**$1,854,499.66**
Cost of Goods Sold	
50000 Cost of Goods Sold	0.00
51100 Vending COGS	
51105 Cups and Supplies (deleted)	0.00
51110 Vending Product Costs	246,710.66
51120 Merchant Processing Fees	45,857.91
51130 Vending Operations	
51131 Vending Rent	108,115.68
51132 Vending Utilities	7,535.78
51139 Other Vending Operations	328.53
Total 51130 Vending Operations	**115,979.99**
Total 51100 Vending COGS	**408,548.56**
52100 Machine COGS	
52110 Equipment COGS	737,036.65
52120 Machine Shipping Costs	31,112.60
52130 Machine Testing Costs	385.62
52140 Machine Installation Costs	6,962.90
52900 Other Machine Costs	350.56
Total 52100 Machine COGS	**775,848.33**
53100 Machine Add On COGS	
53120 Consumables COGS	138.31
Total 53100 Machine Add On COGS	**138.31**

Cafe X Technologies Inc.
Profit and Loss
January - December 2022

	TOTAL
55100 Software & Support COGS	
55110 Support Labor COGS	513.59
55120 Support Parts COGS	74.04
55130 Support Parts Shipping Costs	529.01
Total 55100 Software & Support COGS	**1,116.64**
B2B COGS (deleted)	0.00
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$1,185,651.84**
GROSS PROFIT	**$668,847.82**
Expenses	
61000 Compensation	
61110 Salaries & Wages	461,172.37
61150 Contract Labor	47,037.15
61410 Health Benefits	32,831.12
61420 401(k) Expense	971.45
61490 Workers' Comp	6,278.09
61510 Employer Taxes	38,785.37
61810 Payroll Processing Fees	4,233.20
Total 61000 Compensation	**591,308.75**
62000 Professional Services	
62100 Legal Services	44,954.10
62210 Accounting Services	49,181.25
62300 Recruiting	4,687.00
62400 Consulting	3,206.16
62900 Other Professional Services	370.01
Total 62000 Professional Services	**102,398.52**
63000 Sales and Marketing	
63110 Advertising	317.90
63210 Creative and Content Services	1,693.55
63220 Website Content	39,694.36
63330 Promo Items	2,189.13
Total 63000 Sales and Marketing	**43,894.94**
64000 Travel	
64100 Transportation	10,471.67
64200 Lodging	5,721.90
64400 Travel Meals	1,812.83
64900 Other Travel	1,266.49
Total 64000 Travel	**19,272.89**
65000 Facilities	
65100 Office Rent	89,100.13

Cafe X Technologies Inc.

Profit and Loss

January - December 2022

	TOTAL
65200 Office Utilities	15,557.57
65300 Phone and Internet	5,560.50
65400 Tools and Shop Supplies	25,354.31
65600 Office Repair & Maintenance	5,794.59
Total 65000 Facilities	**141,367.10**
66000 IT	
66100 Software Subscriptions	67,703.29
Total 66000 IT	**67,703.29**
67000 Admin	
67110 Office Expenses	13,746.21
67120 Asset purchases below $2,500	12,455.85
67130 Postage & Delivery (Non-COGS)	637.47
67150 Dues & Memberships (Non Software)	511.00
67230 Office Food & Snacks	3,382.03
67240 Business Meals	1,946.59
67410 Business License and Permits	2,315.12
67420 Business Taxes	17,234.36
67430 Business Insurance	10,311.67
67610 Bad Debts	38.35
67620 Bank Charges	514.50
67999 Other Admin	463.35
Total 67000 Admin	**63,556.50**
79100 Depreciation Expense	37,939.54
Total Expenses	**$1,067,441.53**
NET OPERATING INCOME	$ -398,593.71
Other Income	
81000 Non-Operating Income	
81900 Other Non-Operating Income	533,404.12
Total 81000 Non-Operating Income	**533,404.12**
Total Other Income	**$533,404.12**
Other Expenses	
Unrealized Gain or Loss	0.00
82000 Non-Operating Expenses	
82110 Interest Expense	63,649.45
Total 82000 Non-Operating Expenses	**63,649.45**
Total Other Expenses	**$63,649.45**
NET OTHER INCOME	$469,754.67
NET INCOME	$71,160.96